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                                                                      EXHIBIT 23

                               Consent of KPMG LLP

The Board of Directors
Midas, Inc.:

     We consent to incorporation by reference in the registration statement on Form S-8 and the related prospectus pertaining to the registration of Midas, Inc. common stock in connection with the Midas, Inc. Directors' Deferred Compensation Plan of our report dated February 21, 2002 relating to the balance sheets of Midas, Inc. as of the end of fiscal years 2001 and 2000, and the related statements of operations, cash flows and changes in shareholders' equity for each of the fiscal years 2001, 2000 and 1999, which report appears in the Midas, Inc. Annual Report on Form 10-K for the period ended December 29, 2001.

/s/ KPMG LLP

Chicago, Illinois
November 26, 2002